MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

January 3, 2017

VIA EDGAR

Mr. Jason Fox

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay VP Funds Trust (“Registrant”) Form N-CSR Filing (File Nos. 002-86082 / 811-03833-01)

Dear Mr. Fox:

This letter responds to comments you provided telephonically on December 21, 2016 regarding the Annual Reports to Shareholders for the various series of the Registrant (“Funds”) filed with the Commission on March 7, 2016 on Form N-CSR.

Your comments and the Registrant’s responses are provided below.

Comment 1: Financial highlights. Please provide a note to total return that states that total returns do not reflect any deduction of sales charges, mortality and expense charges, contract charges or administrative charges.

Response: Going forward, we will include the requested information in a footnote to the Funds’ financial highlights tables.

Comment 2: Expense waivers. Please confirm if any of the expense reductions from the contractual waivers are subject to potential recoupment.

Response: The Registrant confirms that the expense reductions from the contractual waivers are not subject to potential recoupment.

If you have any questions or comments in connection with the foregoing, please contact the undersigned at 201-685-6232.

Very truly yours,

/s/ Y. Rachel Kuo

Y. Rachel Kuo

Assistant Secretary